FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated April 30, 2025

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 30 April, 2025

EXHIBIT INDEX
 ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 30 April 2025
SID and Board Committee Membership

Exhibit 99

Appointment of Senior Independent Director and Membership of Board Committees

London, 30 April 2025 - Unilever today announces membership of each of the Board Committees will be as follows, effective as of 1 May 2025:

Audit Committee: Adrian Hennah (Chair), Susan Kilsby, Ruby Lu, Benoît Potier.

Nominating and Corporate Governance Committee: Ian Meakins (Chair), Adrian Hennah, Zoe Yujnovich.

Compensation Committee: Susan Kilsby (Chair), Nelson Peltz, Ian Meakins, Judith McKenna.

Corporate Responsibility Committee: Judith McKenna (Chair), Ruby Lu, Benoît Potier, Zoe Yujnovich.

Susan Kilsby will be appointed as Senior Independent Director and Vice Chair of the Board.

This announcement is made in accordance with UK Listing Rule 6.4.6.

Enquiries
Media: press-office.london@unilever.com
Investors:
Investor Relations Team +44 20 7822 6830
investor.relations@unilever.com